Mail Stop 4561

January 10, 2008

Brian T. Crowley
President and Chief Executive Officer
BSQUARE Corporation
110 110th Avenue NE, Suite 200
Bellevue, WA 98004

      Re: BSQUARE Corporation
             Form 10-K for Fiscal Year Ended December 31, 2006
             Filed February 16, 2007
             File No. 0-27687

Dear Mr. Crowley:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised on the financial statements and related matters.

      Sincerely,

      Mark Kronforst
      Accounting Branch Chief